Exhibit 12.1

SLM CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Years Ended					Three Months Ended Mar 31,
	2008	2009	2010	2011	2012	2012	2013
Income (loss) from continuing operations before income taxes	$(34,213)	$807,878	$1,090,299	$927,454	$1,432,004	$178,098	$557,370
Add: Fixed charges	5,909,338	3,037,524	2,279,139	2,404,340	2,564,952	666,674	572,169

Total earnings	$5,875,125	$3,845,402	$3,369,438	$3,331,794	$3,996,956	$844,772	$1,129,539

Interest expense	$5,905,418	$3,035,639	$2,274,771	$2,400,914	$2,561,671	$665,430	$570,872
Rental expense, net of income	3,920	1,885	4,368	3,426	3,281	1,244	1,297

Total fixed charges	5,909,338	3,037,524	2,279,139	2,404,340	2,564,952	666,674	572,169

Preferred stock dividends	110,556	172,799	130,635	27,411	31,211	8,292	7,881

Total fixed charges and preferred stock dividends	$6,019,894	$3,210,323	$2,409,774	$2,431,751	$2,596,163	$674,966	$580,050

Ratio of earnings to fixed charges(1)(2)	—	1.27	1.48	1.39	1.56	1.27	1.97

Ratio of earnings to fixed charges and preferred stock dividends(1)(3)	—	1.20	1.40	1.37	1.54	1.25	1.95

(1)	For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.

(2)	Due to a pre-tax loss from continuing operations of $34 million for the year ended December 31, 2008, the ratio coverage was less than 1:1. We would have needed to generate $34 million of additional earnings in the year ended December 31, 2008 for the ratio coverage to equal 1:1.

(3)	Due to a pre-tax loss from continuing operations of $34 million for the year ended December 31, 2008, the ratio coverage was less than 1:1. We would have needed to generate $145 million of additional earnings in the year ended December 31, 2008 for the ratio coverage to equal 1:1.